September 23, 2024

VIA EDGAR

Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Shannon Davis and Amit Pande

Re: Bank of the James Financial Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-35402

Dear Ms. Davis and Mr. Pande:

On behalf of Bank of the James Financial Group, Inc. (the "Company"), I am writing in response to the comments received from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") by letter dated September 16, 2024 (the "Comment Letter"), with respect to the Company’s above-referenced Form 10-K.

For ease of reference, we have included each of the Staff’s comments in this letter in italics followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Loan Portfolio, page 38

1.

We note from your tabular disclosure on page 45 that your commercial real estate ("CRE") loan portfolio comprised approximately 54.0% of total gross loans, and also in Note 5 to your consolidated financial statements that the non-owner-occupied CRE loan class comprised both the largest portion of your CRE, as well as your total loan portfolio, as of December 31, 2023. Please revise future filings, beginning with your Form 10-Q for the fiscal quarter ended September 30, 2024, to further disaggregate the composition of your CRE loan portfolio to more clearly disclose and quantify material geographic and industry concentrations (e.g., office, retail, multifamily, etc.), as well as current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, to the extent material to an investor's understanding of the credit risk inherent in your CRE portfolio.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosures in future periodic filings to further disaggregate the composition of its CRE loan portfolio to more clearly disclose and quantify material geographic and industry concentrations and to provide other averages and ratios, if available, that we believe are material to an investor’s understanding of credit risk in the Company’s CRE loan portfolio.

2.

We note your disclosure on page 18 that the deterioration of one or a few of your CRE loans could cause a significant decline in the related asset quality, as well as your disclosure that CRE loans represent higher risk and could therefore result in a sharp increase in loans charged-off. Please revise future filings, beginning with your Form 10-Q for the fiscal quarter ended September 30, 2024, to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Response:

The Company respectfully acknowledges the Staff's comment and advises the Staff that it will revise its disclosures in future periodic filings to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment that we believe are material to an investor's understanding of credit risk in the Company's CRE loan portfolio.

* * *

We appreciate the Staff’s comments and believe the foregoing provides a complete response to the Comment Letter.  Management acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any further questions or require additional information, please do not hesitate to contact me at 434-455-7511.

Sincerely,

Bank of the James Financial Group, Inc.

/S/ J. Todd Scruggs

By J. Todd Scruggs

Secretary, Treasurer and Principal Financial Officer

Bank of the James Financial Group, Inc.